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                                                           EXHIBIT 99(a)(1)(iv)

[GRUBB & ELLIS COMPANY LETTERHEAD]

                                                              December 15, 2000

To Our Stockholders:

   We are offering to purchase up to 7,000,000 shares of common stock of Grubb & Ellis at a price of $7.00 per share, net to the seller in cash, without interest.

   Our offer is being made upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and Letter of Transmittal. Shares held in accounts under the Grubb & Ellis Employee Stock Purchase Plan, shares held in the Grubb & Ellis 401(k) Plan, shares underlying outstanding vested options and warrants and shares which were not exchanged in the one-for-five reverse stock split as of January 29, 1993 may be tendered as described in Section 3 of the Offer to Purchase.

   We encourage you to read these materials carefully before making any decision with respect to the offer. The offer will expire at 5:00 p.m., New York City time, on Wednesday, January 17, 2001, unless we extend it.

   None of Grubb & Ellis, our Board of Directors, the Dealer Manager or the Information Agent makes any recommendation to you as to whether to tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. Certain major stockholders, directors and officers have indicated that they intend to tender, in the aggregate, approximately 15,584,149 shares beneficially owned by them (including shares underlying certain exercisable warrants and options). As a result, we expect that tendered shares will be purchased on a pro rata basis, with appropriate adjustments to avoid the purchase of fractional shares, except for "odd lots" (holdings of fewer than 100 shares), which will be purchased on a priority basis in full.

   Any stockholder whose shares are properly tendered directly to Computershare Trust Company of New York, the Depositary for the offer, and purchased in the offer, will not incur the usual transaction costs associated with open market sales. If you own fewer than 100 shares, the offer is an opportunity for you to sell your shares without having to pay odd lot discounts.

   If you do not wish to participate in this offer, you do not need to take any action. If you do wish to tender your shares, the instructions on how to tender shares are explained in detail in the enclosed materials.

   If you have any questions regarding the offer or need assistance in tendering your shares, please contact Banc of America Securities LLC, the Dealer Manager for the offer, at 1-888-583-8900 ext. 8537 or Morrow & Co., Inc., the Information Agent for the offer, at (212) 754-8000 (call collect) or
(800) 607-0088 (toll-free).

   Sincerely,



  /s/ Brian D. Parker        /s/ Maureen A. Ehrenberg   /s/ John G. Orrico
  Brian D. Parker            Maureen A. Ehrenberg       John G. Orrico
  Members, Office of the President